Meridian Fund, Inc.

100 Fillmore Street

Suite 325

Denver, Colorado 80206

June 25, 2014

VIA EDGAR

Mr. Chad Eskildsen

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100 F Street NE

Washington D.C. 20549-8626

RE:	Meridian Fund, Inc. (the “Registrant”)

File Nos. 2-90949, 811-04014

Dear Mr. Eskildsen,

On behalf of the Registrant, this letter responds to your comments communicated orally on June 12, 2014, with respect to the review of the Registrant by the Securities and Exchange Commission (the “Commission”). You stated that the purpose of the Commission’s review was designed to ensure that the filings made by the Registrant with the Commission, including the accompanying Registrant disclosures, complied with the Sarbanes-Oxley Act of 2002. In particular, your comments were in regards to the Registrant’s Form N-CSR filing (the “Annual Report”) for the annual period ended June 30, 2013, as filed on August 29, 2013, with respect to three series of the Registrant, the Meridian Equity Income Fund, Meridian Growth Fund and Meridian Value Fund.

Set forth in the paragraphs below are your comments of June 12, 2014, followed by the Registrant’s response. In response to your request, this letter is being submitted to the Commission as a correspondence filing via EDGAR within thirty (30) days of receipt of your comments.

1.	Comment: The Annual Report does not provide a response to Item 2(f) of Form N-CSR, which requires the registrant to either (1) file a copy of its Code of Ethics with the Annual Report, (2) post the text of its Code of Ethics to its Internet website and disclose in the Annual Report the Internet address at which the Code of Ethics may be found, or (3) provide in the Annual Report an undertaking to provide to any person, upon request and without charge, a copy of the Code of Ethics and explain the manner in which such request must be made.

Response: In response to the comment, the Registrant undertakes to provide a response to Item 2(f) of Form N-CSR in future filings of its Annual Report.

*****

Please feel free to contact the undersigned at 303-398-2950 should you have any questions.

Sincerely,

/s/ Rick Grove
Rick Grove
Vice President, Secretary and Chief Compliance Officer
Meridian Fund, Inc.

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP